Alexco Resource Corp.
Management’s Discussion and Analysis
For the three and nine months ended March 31, 2007

General

This Management’s Discussion and Analysis (“MD&A”) of Alexco Resource Corp. (“Alexco” or the “Company”) is dated May 11, 2007 and provides an analysis of Alexco’s financial results for the three and nine months ended March 31, 2007 compared to the same periods in the previous year.

The following information should be read in conjunction with the Company’s March 31, 2007 unaudited interim consolidated financial statements and related notes and with the Company’s audited consolidated financial statements and related notes for the year ended June 30, 2006, which were prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). All dollar figures are expressed in Canadian dollars unless otherwise stated. The accounting policies have been consistently followed in preparation of these consolidated financial statements as outlined in the Company’s June 30, 2006 audited consolidated financial statements.

Description of Business

Alexco was incorporated under the Business Corporations Act (Yukon) on December 3, 2004 and commenced operations on March 15, 2005. The Company conducts mineral exploration in Canada primarily in Yukon. Alexco also performs reclamation and remediation services at mine sites using its rights to certain patents and the expertise acquired by its officers.

The Company holds interests in the Keno Hill, Brewery Creek, McQuesten, Sprogge, Harlan and Klondike properties located in the Yukon Territory and the Telegraph Creek, Iskut River, Kiniskan Lake and Manson Creek properties located in British Columbia.

Keno Hill Silver Property

In June 2005, the Company was selected as the preferred purchaser of the assets of United Keno Hill Mines Limited and UKH Minerals Limited ("UKHM") by a court appointed interim receiver and receiver-manager of UKHM. In February 2006, following negotiation of a Subsidiary Agreement between the Government of Canada, the Government of Yukon and the Company, the Supreme Court of Yukon approved the purchase of the assets of UKHM by Alexco through its wholly owned subsidiary, Elsa Reclamation & Development Company Ltd. ("ERDC").

"Interim Closing" of the UKHM transaction was completed on April 18, 2006, and the Company applied for a water licence on October 18, 2006. The eventual issuance of the water licence will permit "Final Closing" of the acquisition to take place. The Company anticipates Final Closing will take place within the next 12 months.

Alexco has conducted a broad exploration program in the historic Keno Hill property, including compilation and digitization of relevant historic data, and a comprehensive field program of geology, geochemistry, geophysics and drilling. Two diamond drills were active at the site during 2006 and the Company completed approximately 11,000 metres of drilling, focused primarily toward systematic testing of pre selected targets, validating historical mineral resources and acquiring a better understanding of the local geology and ore controls. The Company had incurred $7,931,000 in exploration costs during the nine month period ended March 31, 2007 at the Keno Hill property. Drilling finished in November 2006 and commenced again in March 2007. The Company currently has four drills on site targeted to drill a minimum of 30,000 meters from March to August 2007. Assays have been released for the 2006 drilling program and initial results from the 2007 program are expected in the next couple of months. Also during 2006, Alexco established a semi-permanent 36 man camp to house the work force and is currently completing an expansion of infrastructure and facilities to increase available capacity to approximately 50 people.

Services

The Company operates an environmental services business and provides a wide range of environmental services to the mining industry and other clients. Through its wholly owned subsidiary, Access Mining Consultants (“Access”), the Company provides management of the regulatory and environmental permitting process, environmental assessments and reclamation and closure planning.

During the period the Company incorporated a US wholly owned subsidiary, Alexco Resource U.S. Corp., which purchased certain patent rights related to mine reclamation and closure processes. The aggregate consideration paid was approximately $2.1 million comprising cash and common shares of the Company. The patents, some of which are registered in Canada among other countries, pertain to the in situ immobilization of metals in groundwater, soils, waste stacks and pit lakes.

Results of Operations

Three months ended March 31, 2007

The Company had a net loss of $1,311,000 (or $0.04 per share) for the quarter ended March 31, 2007 compared with a nominal loss for the quarter ended March 31, 2006. The main reasons for the increase in net loss was due to a non-cash stock-based compensation charge of $2,076,000 with no comparable in 2006, an increase of $547,000 in salaries and contractor costs, an increase of $217,000 in office expenses, an increase of $151,000 in professional fees, offset by an income tax recovery of $1,560,000 with no comparable amount in 2006. During the period, the Company had renounced future tax deductions to shareholders from the issuances of $11.0 million flow-through shares in April and December 2006. The renunciation caused the Company to record a future tax liability which was offset by future tax assets and resulted in a future income tax recovery during the period of $1,560,000.

The Company had consulting revenues of $766,000 for the quarter ended March 31, 2007 compared with $138,000 for the quarter ended March 31, 2006. During 2006 the Company actively expanded services staff including engineers and scientists and obtained new sources of consulting income with other mining companies and the government. As the Company has expanded, profit margins have reduced comparable to companies providing similar services.

The Company is continuing as a contractor for the Government of Yukon to provide environmental care and maintenance for the Keno Hill property and in addition is performing a number of additional special care and maintenance projects. Separately, Access consultants continue to provide environmental services to government and industry clients throughout the Yukon Territory.

Expenses were $3,395,000 for the current period compared with $458,000 for the prior period. The $2,937,000 increase in expenses is due mainly to a non-cash stock-based compensation charge of $2,076,000, increased salaries and contractor costs of $547,000 and increased office costs of $217,000. These increases are a direct result from the Company expanding its personnel base in Vancouver and with the addition of the Access office located in Whitehorse, Yukon. Salaries and contractors expense also increased as the Company awarded compensation bonuses to employees.

Nine months ended March 31, 2007

The Company had net loss of $1,879,000 (or $0.06 per share) for the nine months ended March 31, 2007, compared with a net loss of $967,000 (or $0.06 per share) for the nine months ended March 31, 2006. The main reasons for the net loss increase was due to an increase in non-cash stock-based compensation of $1,858,000, an increase of $814,000 in salaries and contractor costs, an increase of $543,000 in office related expenses, offset by an income tax recovery of $1,479,000 and an increase in gross profit of $598,000.

The Company had consulting revenues of $2,951,000 for the nine months ended March 31, 2007, compared with $290,000 for the nine months ended March 31, 2006. Expenses were $5,002,000 for the nine months ended March 31, 2007 compared with $1,571,000 for the nine months ended March 31, 2006.

The Company did not record any exploration expenses in the nine months ended March 31, 2007 compared with exploration expenses of $275,000 in the nine months ended March 31, 2006. Interest income was $891,000 in the nine months ended March 31, 2007 compared with $133,000 for the nine months ended March 31, 2006.

During the quarter ended March 31, 2007 the Company had renounced future tax deductions to shareholders from the issuances of $11.0 million flow-through shares in April and December 2006. The renunciation caused the Company to record a future tax liability which was offset by future tax assets and resulted in a total future income tax recovery for the nine months ended March 31, 2007 of $1,479,000.

Selected Financial Data

The following quarterly information is prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) and reported in thousands of Canadian dollars, except for per share amounts.

Quarterly Information
(unaudited)

	3/31/07 $	12/31/06 $	9/30/06 $	6/30/06 $	3/31/06 $	12/31/05 $	9/30/05 $	6/30/05(1) $
Revenues	766	854	1,331	247	138	103	49	85
Gross profit	98	253	401	52	79	54	21	34
Expenses (2)	3,395	980	627	1,969	458	743	371	805
Other income (2)	426	233	233	199	376	28	46	60
Loss for the quarter	(1,311)	(512)	(56)	(1,718)	(3)	(661)	(303)	(711)
Loss per share – basic and diluted	(0.04)	(0.02)	(0.00)	(0.08)	(0.00)	(0.05)	(0.02)	(0.10)
Expenditures on mineral properties and deferred exploration costs	2,355	2,514	3,207	12,490	216	16	69	3,113

(1) Includes results from March 15 to March 31, 2005.
(2) Restated for reclassification of gain on reclamation

The main fluctuations over the previous eight quarters related to increased consulting revenues from remediation and care and maintenance contracts, non-cash stock-based compensation, future income tax recoveries and increased staffing and office related costs associated with the expansion of the Company’s activities.

Liquidity and Capital Resources

At March 31, 2007 the Company had cash and cash equivalents of $26.2 million and restricted cash of $12.6 million. The Company’s working capital balance was $27.1 million which has increased from June 30, 2006 by $15.0 million. The increase is due mainly to the financing completed in December 2006 of approximately $25.0 million offset by expenditures related to the Keno Hill property of approximately $10.0 million.

The Company expended $127,000 for reclamation and closure work at the Brewery Creek mine site during the nine months ended March 31, 2007. Alexco expended $8,076,000 on mineral properties and deferred exploration costs predominately at the Keno Hill property. The Company also purchased $130,000 of office and related equipment and $498,000 of heavy equipment to be used in providing reclamation services. Proceeds from the December financing were $24.8 million less financing costs of $1.3 million. Proceeds from the exercise of brokers warrants and stock options were $906,000 and $219,000, respectively. The Company has no significant commitments for capital resources. The Company has its restricted cash invested in highly liquid interest bearing instruments and recorded an increase of $333,000 representing interest earned from these investments.

The Company currently has sufficient working capital to complete the planned exploration activities for 2007 and expand its environmental reclamation and remediation business. As new opportunities arise, the Company will reassess its cash needs. The Company has obtained its main source of funding from equity issuances. There can be no assurance of continued access to capital, including equity funding in the future.

Share Data

The following is the Company’s issued and outstanding share data as at May 11, 2007, the date of this MD&A. Each stock option and warrant is exercisable for one common share of the Company.

Securities	Number	Weighted average exercise price $	Weighted average remaining life (years)
Common shares	34,098,056	n/a	n/a
Stock options	3,256,000	3.01	5.95
Warrants	2,108,227	5.67	2.46

Commitments

As at March 31, 2007, the Company has aggregate commitments and operating leases for vehicles, office space and office equipment totalling $690,000. The future minimum lease payments at the end of the year are in thousands of Canadian dollars as follows:

2007	$51
2008	$197
2009	$176
2010	$135
2011	$131
Thereafter	-
$690

The Company has an annual advance royalty payment on the McQuesten property of $20,000 of which $6,000 is recoverable. Shares of the Company’s common stock, in the amount of 64,412, have been issued to certain employees and placed in escrow, to be released subject to certain earnings targets being met.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Related Party Transactions

During the nine months ended March 31, 2007, the Company entered into the following related party transactions:

a)

The Company recorded $231,000 (2006 - $158,000) in consulting fees to ALM, which was related by having one director and one officer in common. At March 31, 2007, accounts payable and accrued liabilities include $nil (2006 - $28,000) owing to ALM.

b)

The Company recorded $680,000 (2006 - $80,000) in technical service fees to NovaGold Resources Inc. (“NovaGold”), which was related by having two directors in common. At March 31, 2007 accounts payable and accrued liabilities include $95,000 (2006 - $82,000) due to NovaGold. The Company also privately sold 1,048,500 Units to NovaGold as part of the December 21, 2006 financing.

These transactions were in the normal course of operations and are measured at the exchange amount, which is the amount established and agreed to by the related parties.

Critical Accounting Estimates

The most critical accounting principles upon which the Company’s financial status depends are those requiring estimates of the recoverability of its capitalized mineral property expenditures, assumptions for fair valuing stock options and warrants, the fair value and amortization of intangible assets and the amount of future reclamation obligations. The Company’s accounting policies are presented in note 2 of the consolidated financial statements for the year ended June 30, 2006 and interim periods since the year end.

Mineral Properties and Related Deferred Costs

The Company records its interest in mineral properties and deferred exploration costs at cost. Acquisition costs, exploration expenditures and the fair value of non-cash consideration relating to properties that have resources or significant mineralization requiring additional exploration are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, or abandoned or when management has determined that there has been an impairment in value.

Management of the Company reviews and evaluates the carrying value of each mineral property for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. When it is determined that a mineral property costs are not recoverable over the estimated useful life or exceed estimated fair market value, the property is impaired and it is written down to its estimated fair value with the unrecoverable portion charged to earnings in that period.

Stock options and warrants

Compensation expense for options and warrants granted is determined based on estimated fair values of the options and warrants at the time of grant, the cost of which is recognized over the vesting period of the respective options and grants, which vest immediately. Costs for individuals working directly on mineral projects are capitalized to mineral properties and deferred exploration costs. Estimated fair value of stock options and warrants is calculated using the Black-Scholes option pricing model.

Intangible assets

Intangible assets are recorded at cost less accumulated amortization. Amortization for patents is calculated on a straight-line basis over their estimated useful lives at an annual rate of 20%. The Company assesses the fair value of patents if there are indications of impairment and if the fair value of patents is less than their carrying value an impairment loss is recognized in the statement of operations and deficit.

Asset Retirement Obligations

The Company’s asset retirement obligations (“ARO”) relate to expected mine reclamation and closure activities. The ARO is accreted to full value over time through periodic accretion charges recorded in operations using the credit adjusted risk free rate. Cost estimates for ARO at each mineral property are updated to reflect new events, changes in circumstances and any new information that is available. The changes in these cost estimates generally have a corresponding impact on the fair value of the ARO. Any change in the fair value of ARO is included in the statement of operations and deficit.

Risk Factors

Exploration and Development

Mineral exploration and development involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. With respect to the Company’s properties, should any ore reserves exist, substantial expenditures will be required to confirm ore reserves which are sufficient to commercially mine its current properties, and to obtain the required environmental approvals and permitting required to commence commercial operations. Should any mineral resource be defined on such properties there can be no assurance that the mineral resource on such properties can be commercially mined or that the metallurgical processing will produce economically viable and saleable products. The decision as to whether a property contains a commercial mineral deposit and should be brought into production will depend upon the results of exploration programs and/or feasibility studies, and the recommendations of duly qualified engineers and/or geologists, all of which involves significant expense. This decision will involve consideration and evaluation of several significant factors including, but not limited to: (1) costs of bringing a property into production, including exploration and development work, preparation of production feasibility studies and construction of production facilities; (2) availability and costs of financing; (3) ongoing costs of production; (4) market prices for the minerals to be produced; (5) environmental compliance regulations and restraints (including potential environmental liabilities associated with historical exploration activities); and (6) political climate and/or governmental regulation and control.

The ability of the Company to sell, and profit from the sale of any eventual production from any of the Company’s properties will be subject to the prevailing conditions in the marketplace at the time of sale. Many of these factors are beyond the control of the Company and therefore represent a market risk which could impact the long term viability of the Company and its operations.

Mine Reclamation and Remediation

A material decline in the level of activity or reduction in industry willingness to spend capital on mine reclamation or remediation services could adversely affect demand for the Company's services. Likewise, a material change in mining product commodity prices, the ability of mining companies to raise capital or changes in domestic or international political, regulatory and economic conditions could adversely affect demand for the Company's services.

The patents to which the Company has access or other proprietary technology may not prevent the Company's competitors from developing substantially similar technology, which may reduce the Company's competitive advantage. Similarly, the loss of access of any such patents or other proprietary technology or claims from third parties that such patents or other proprietary technology infringe upon proprietary rights which they may claim or hold would be detrimental to the Company's reclamation and remediation business.

The Company may not be able to keep pace with continual and rapid technological developments that characterize the market for the Company's mine reclamation and remediation services and the Company's failure to do so may result in a loss of its market share. Similarly, changes in existing regulations relating to mine reclamation and remediation activities could require the Company to change the way it conducts its business.

Keno Hill Project

The purchase by the Company of the assets of UKHM will be subject, among other things, to the Company’s ability to obtain a water licence for the purpose of care and maintenance pursuant to the Waters Act (Yukon) within three years of the initial closing of the purchase. There can be no assurance that the Company will be able to satisfy these conditions.

While the Company has conducted some preliminary due diligence on the UKHM property, further review of historical records, exploration and geological testing will be required. There is no assurance that such exploration and testing will result in favourable results. The history of the UKHM property has been one of fluctuating fortunes, with new technologies and concepts reviving the district numerous times from probable closure until 1989, when it did ultimately close down for a variety of economic and technical reasons. Many or all of these economic and technical issues will need to be addressed prior to the commencement of any future production on the UKHM property.

Outlook

The Company has completed a review of programs for 2007. Drill results at Keno Hill in 2006 warrant a significant expansion of the exploration program in 2007. The 2007 Keno Hill program, which is well underway with four drill rigs on site, will concentrate on continued district exploration and resource definition. As currently envisioned, the program will further define and expand resources at the Bellekeno, Silver King and Husky Southwest historical mine areas using surface diamond drilling. Alexco plans to drill a minimum of 30,000 meters in Phase 1 of the 2007 exploration program. The Company has engaged SRK to prepare a National Instrument 43-101 compliant resource report at the Bellekeno site which is anticipated to be completed by approximately middle of the year. The 2007 budget for Keno Hill’s exploration and development program is approximately $12 - $15 million. The financing completed in December 2006 is sufficient to fund the entire Keno Hill program planned for 2007. Additional funds are available for the expansion of the Company’s consulting services and for new exploration opportunities as they may arise.

As the Keno Hill property is the Company’s main exploration focus in 2007, the Company does not plan significant expenditures at its other exploration projects. However, the Company plans to acquire additional land claims within the Keno Hill Silver District.

Alexco is working with the Nacho Nyak Dun First Nation (“NND”), their First Nation partner at the Keno Hill property. A memorandum of understanding outlining Alexco’s socioeconomic and environmental responsibilities relating to the NND has been signed, ensuring continued NND participation in and benefit from the project and the commitment of both parties to negotiate and agree terms of a broader socioeconomic agreement.

Forward-Looking Statements

This MD&A contains "forward-looking statements". These forward-looking statements are made as of the date of this MD&A and the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing of activities and the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of exploration activities; actual results of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and other commodities; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development activities.